

December 6, 2021

Amar Maletira
Chief Financial Officer
Rackspace Technology, Inc.
1 Fanatical Place
City of Windcrest
San Antonio, Texas 78218

       Re: Rackspace Technology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 26, 2021
           File No. 001-39420

Dear Mr. Maletira:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Non-GAAP Gross Profit, page 58

1.   We note that you reconcile Non-GAAP Gross Profit to Total consolidated gross profit. Please revise in future filings to begin your reconciliation with GAAP results rather than non-GAAP results. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Non-GAAP Financial Measures, page 67

2.	We note that your non-GAAP measure of operating profit is reconciled to net loss. Please revise future filings to reconcile this measure to operating loss, which is the most directly comparable GAAP financial measure. Also, revise to separately reconcile Adjusted EBITDA to GAAP net loss rather than non-GAAP net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Consolidated Financial Statements
19. Segment Reporting, page 133

3.	We note that segment gross profit is your measure of segment performance and would therefore represent a GAAP measure. Please revise, here and in your MD&A, to remove the references to segment gross profit as a non-GAAP measure. See Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations.

4.	Revise in future filings to reconcile total segment gross profit to consolidated income before income taxes rather than consolidated gross profit. See ASC 280-10-50-30.

	In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Rebekah Lindsey, Senior Staff Accountant at (202) 551-3303 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.

		Sincerely,

		Division of Corporation Finance
		Office of Technology

cc:	Brian M. Janson